Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

Mylan and Pfizer Finalize Appointments to Viatris Board of Directors

13 Inaugural Directors Bring Wide-Ranging Experience, Expertise and a Focus on

Driving Shareholder Value

HERTFORDSHIRE, England, PITTSBURGH and NEW YORK, February 27, 2020 – Mylan N.V. (NASDAQ: MYL) and Pfizer Inc. (NYSE: PFE) today announced the remaining appointees to the inaugural 13-member Board of Directors for Viatris, the new company that will result from the combination of Mylan and Upjohn, a division of Pfizer, which is expected to occur in mid-2020, subject to receipt of regulatory approvals, Mylan shareholder approval, and the satisfaction of other customary closing conditions. In addition to the previously announced Pfizer-designated appointments of Ian Read and Jim Kilts, Pfizer has appointed current Pfizer board member W. Don Cornwell, who will resign from the Pfizer board to serve as a director of Viatris upon the close of the transaction. Additionally, Mylan has appointed eight of its own directors to serve on the Viatris Board of Directors, including JoEllen Lyons Dillon, Neil Dimick, Melina Higgins, Harry A. Korman, Rajiv Malik, Richard A. Mark, Mark W. Parrish and Pauline van der Meer Mohr. As previously announced, the Board of Directors of Viatris will also include Viatris Executive Chairman Robert J. Coury and Viatris CEO Michael Goettler.

Dr. Albert Bourla, Pfizer Chairman and CEO, said: “This talented Board of Directors is ideally positioned to serve Viatris on behalf of its shareholders. In addition, I’m thrilled that Don Cornwell will be joining Ian Read and Jim Kilts on the Board of Viatris. I’ve served on the Pfizer Board with Don for two years, and he is a deeply experienced chief executive and director who has a keen understanding of our industry and will be a highly effective and collaborative steward of this new company. Finally, I want to thank Don for his two decades of service on Pfizer’s Board of Directors.”

Mylan Chairman, and incoming Viatris Executive Chairman, Robert J. Coury said: “I am pleased to welcome Mr. Cornwell to the Viatris board. Having spent time getting to know him, I am confident that his diverse experience and leadership will bring an important perspective to the Viatris Board.”

Coury continued: “It is also my great honor to name and to continue to serve with the eight Mylan appointees of the Viatris Board. Each Mylan appointee will bring his or her unique experience and expertise that we believe will be critical to deliver value to shareholders. Over the course of their respective tenures on the Mylan board, each director has played a critical role in guiding and overseeing Mylan’s strategy of building a truly one of a kind global platform that is now well positioned to not only continue to deliver high-quality medicine to patients around the world but to also unlock significant shareholder value. These proven and experienced directors have a deep insight and knowledge of the global Mylan organization.”

Coury continued: “The combination of Mylan and Pfizer experience and expertise will help ensure a best-in-class Board of Directors with the extensive experience, knowledge and strategic vision to help oversee the launch of Viatris’ unique Global Healthcare Gateway™, providing partners with access to Viatris’ powerful platform to benefit patients around the world. Today truly marks another important milestone in Viatris’ journey to becoming a new champion for global health.”

Meet the Future Viatris Board:

Robert J. Coury is the Chairman of Mylan N.V. and has been a director since 2002. Mr. Coury first was elected to Mylan Inc.’s Board in February 2002, having served since 1995 as a strategic advisor to the Company. He became the Board’s Vice Chairman shortly after his election and served as CEO from September 2002 until January 2012. He then served as Executive Chairman from 2012 until he became Mylan N.V.’s Chairman in June 2016. Under his visionary leadership, Mylan has transformed itself from the third largest generics pharmaceutical company in the U.S. into one of the largest global pharmaceutical companies in the world, earning spots on both the S&P 500 and, prior to the Company’s reincorporation outside of the U.S. in 2015, the Fortune 500. Since 2007, Mr. Coury has led Mylan through a series of transactions totaling approximately $25 billion, which transformed Mylan into a global powerhouse within the highly competitive pharmaceutical industry, with a global workforce of approximately 35,000 that markets products in more than 165 countries and territories.

W. Don Cornwell has served on the Pfizer board since 1997. He chairs the Regulatory and Compliance Committee, and is a member of the Corporate Governance and Science and Technology Committees. He was Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009, and served as Vice Chairman of the Board until December 2009. He is a Director of American International Group, Inc. and Natura & Co. Holding Inc. He is also a Director of Blue Meridian Partners, and a Trustee of Big Brothers Big Sisters of New York City. He is a former director of Avon Products, Inc. (until its acquisition by Natura & Co. Holding Inc.) and CVS Caremark (including two years as Chair of its Compensation Committee), where he served for over 10 years.

JoEllen Lyons Dillon has served on the Mylan Board since 2014. She chairs the Compensation and Governance and Nominating committees and is a member of the Audit and Executive committees. Ms. Dillon previously served as an executive officer of The ExOne Company (“ExOne”), an emerging growth company and global provider of three-dimensional printing machines. She was promoted as ExOne’s only Executive Vice President, adding responsibilities for capital markets development, corporate strategic planning, human resources, global compliance, investor relations, and international business development in Europe and Asia, in addition to her original duties as Chief Legal Officer and Corporate Secretary. Previously, Ms. Dillon had an almost 25-year legal career in corporate mergers and acquisitions and securities, where she represented both public and private companies in a variety of complex matters as a partner with the law firms of Buchanan Ingersoll & Rooney PC and Reed Smith LLP.

Neil Dimick has served on the Mylan Board since 2005. He chairs the Audit Committee and is a member of the Executive, Finance, and Risk Oversight committees. Mr. Dimick also serves on the Board of Directors of Resources Connection, Inc., chairing its Audit Committee and serving on its Compensation Committee. Mr. Dimick previously served as Executive Vice President and Chief Financial Officer for AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals; Senior Executive Vice President and Chief Financial Officer of Bergen Brunswig Corporation, a wholesale drug distributor; and as a Partner at Deloitte & Touche LLP. He previously served on the boards of directors of WebMD Health Corp., Alliance HealthCare Services, Inc., and Thoratec Corporation.

Michael Goettler is currently Group President of Upjohn, a division of Pfizer. Michael joined Pfizer in 2009, as part of the Wyeth acquisition and has held a number of senior leader roles at both Wyeth and Pfizer with increasing responsibility across multiple therapeutic areas, including primary and specialty care. Most recently, he served as the Global President of Pfizer Inflammation & Immunology, leading Pfizer’s global five-billion-dollar portfolio of inline medicines, as well as late-stage, early development and research strategy and programs spanning rheumatology, dermatology and gastroenterology. Before then, he led Pfizer Rare Disease, where he initiated the company’s commercial move into gene therapy. Prior to Wyeth, Michael held a variety of senior roles at Sanofi Aventis in the US and Japan in business development, eBusiness and global marketing. Michael is a member of the board of directors of Population Services International, a global health organization dedicated to improving the health of people in the developing world.

Melina Higgins has served on the Mylan Board since 2013. She chairs the Finance Committee and is a member of the Audit, Compensation, and Executive committees. Ms. Higgins is a member of the Board of Directors of Genworth Financial Inc., an insurance company, and serves on its Management Development & Compensation and Nominating & Corporate Governance committees. Ms. Higgins is the Non-Executive Chair of Antares Midco Inc., a private company that provides financing solutions for middle-market, private equity-backed transactions. Ms. Higgins previously was a Partner and Managing Director at The Goldman Sachs Group, Inc., serving as a member of the Investment Committee of the Principal Investment Area, which oversaw and approved global private equity and private debt investments and was one of the largest alternative asset managers in the world. She also served as Head of the Americas for private debt and Co-Chair of the Investment Advisory Committee for GS Mezzanine Partners funds. Ms. Higgins is also a member of the Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government.

James Kilts has served on the Pfizer Board since 2007, and is a member of Pfizer’s Compensation and Science and Technology Committees. Mr. Kilts also serves as a Director of MetLife Inc., The Simply Good Foods Company, and Unifi, Inc. He is Executive Chairman of the Board of Conyers Park II Acquisition Corp. (a special purpose acquisition company and an affiliate of Centerview Capital). Mr. Kilts is a founding Partner of Centerview Capital, a private equity firm. He previously served as: Vice Chairman of The Proctor and Gamble Company; Chairman and CEO of The Gillette Company; President and CEO of Nabisco Group Holdings Corporation; Chairman of the Nielsen Company B.V.; and Chairman of Big Heart Pet Brands.

Harry A. Korman has served on the Mylan Board since 2018. He chairs the Risk Oversight Committee and is a member of the Compliance and Science and Technology committees. Mr. Korman previously served as Mylan Inc.’s global Chief Operating Officer, President of North America of Mylan Inc., and President of Mylan Pharmaceuticals Inc. He joined Mylan in 1996 after the Company’s acquisition of UDL Laboratories, Inc., now known as Mylan Institutional Inc., where he served as its President. Mr. Korman has also previously served as a Director and Vice Chairman of the Generic Pharmaceutical Association, now known as the Association for Accessible Medicines. He also previously served as a Director and Vice Chairman of the HDMA Foundation, which provides research and education focused on healthcare supply issues.

Rajiv Malik has served on the Mylan Board since 2013, and is a member of the Science and Technology Committee. Mr. Malik also serves as Mylan’s President and is responsible for the day-to-day operations of the Company, which includes Commercial, Scientific Affairs, Manufacturing, Supply Chain, Quality, Business Development and Information Technology.    Previously, Mr. Malik held various senior roles at Mylan, including Executive Vice President and Chief Operating Officer and head of Global Technical Operations. Previously, he served as Chief Executive Officer of Matrix Laboratories Limited (“Matrix”), now known as Mylan Laboratories Limited. Prior to joining Matrix, he served as head of Global Development and Registrations for Sandoz GmbH and head of Global Regulatory Affairs and head of Pharma Research for Ranbaxy.

Richard A. Mark has served on the Mylan Board since 2019. He is a member of the Audit and Finance committees. Mr. Mark also currently serves on the Board of Directors of Goldman Sachs Middle Market Lending Corp., chairing its Audit Committee and serving on its Compliance, Governance and Nominating, and Contract Review committees. He previously served as a Partner at Deloitte & Touche LLP and led the advisory corporate development function. Mr. Mark also previously served as Chairman of the Board of Directors and as a member of the Audit Committee of Katy Industries, Inc.; on the Board of Directors of Cadence Health; and on the Board of Directors of Northwestern Memorial Healthcare, serving on its Executive and Nominating and Governance committees.

Mark W. Parrish has served on the Mylan Board since 2009. He is the Lead Independent Director and Vice Chairman, chairs the Compliance Committee, and is a member of the Audit, Executive, Governance and Nominating, and Risk Oversight committees. Mr. Parrish currently serves on the Board of Directors of Omnicell, Inc., and serves on its Audit and Corporate Governance committees. He also serves on the Board of Directors of Golden State Medical Supply. He also serves as a senior advisor to Frazier Healthcare Ventures, and as President of the International Federation of Pharmaceutical Wholesalers. Mr. Parrish previously held management roles with Cardinal Health Inc. and its affiliates, including Chief Executive Officer of healthcare supply chain services; as the Chief Executive Officer and then Executive Chairman of Trident USA Health Services, a provider of mobile x-ray and laboratory services to the long-term care industry; and on the Board of Directors of Silvergate Pharmaceuticals.

Pauline van der Meer Mohr has served on the Mylan Board since 2018. She is a member of the Compensation and Risk Oversight committees. She also serves on the Board of Directors HSBC Holdings plc, chairing the Group Remuneration Committee and serving as a member of the Group Risk and Nomination & Corporate Governance committees. She also is a member of the supervisory boards of Royal DSM N.V., serving as Deputy Chair, chairing its Remuneration Committee, and serving on its Nomination Committee; and EY Netherlands LLP, serving as Chair. Ms. van der Meer Mohr also serves as the Chair of the Dutch Corporate Governance Code Monitoring Committee, a member of the Selection and Nomination Committee of the Supreme Court of the Netherlands, and a member of the Capital Markets Committee of the AFM (the Dutch Authority for Financial Markets). Ms. van der Meer Mohr previously served on the supervisory board of ASML Holding N.V. and as President of the Executive Board of Erasmus University in Rotterdam. She also has held several legal and management positions at Royal Dutch Shell Group, was senior executive vice president and head of group human relations at ABN AMRO N.V., and served as a member of the Dutch Banking Code Monitoring Commission in the Netherlands.

Ian Read is the former Executive Chairman of Pfizer’s Board of Directors, having also previously served as Pfizer’s Chairman and Chief Executive Officer. Mr. Read held previous positions as Senior Vice President and Group President of Pfizer’s Worldwide Biopharmaceutical Businesses; Chief Financial Officer of Pfizer Mexico; Country Manager of Pfizer Brazil; President of Pfizer’s International Pharmaceuticals Group; Executive Vice President, Europe; Corporate Vice President; and head of operations in Pfizer’s Africa/Middle East region and Latin America. Mr. Read also serves on the Kimberly-Clark Board of Directors.

The combination of Mylan and Upjohn remains on track to close by mid-2020, subject to receipt of regulatory approvals and Mylan shareholder approval, and the satisfaction of other customary closing conditions. Mylan and Upjohn will continue to operate as independent organizations under their existing organization structures until the transaction closes. The appointment of specific Mylan directors to the Viatris Board does not impact the current make-up of the Mylan Board.

For more information visit championforglobalhealth.com.

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of more than 7,500 marketed products around the world, including antiretroviral therapies on which approximately 40% of people being treated for HIV/AIDS globally depend. We market our products in more than 165 countries and territories. We are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our approximately 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at Mylan.com. We routinely post information that may be important to investors on our website at investor.mylan.com.

About Upjohn

With over 130 years of experience in improving patient lives, Pfizer Upjohn seeks to leverage our portfolio, global experience and expertise to become the trusted partner of choice for all stakeholders committed to improving patient health. We focus on relieving the burden of non-communicable diseases with trusted, quality medicines for every patient, everywhere, with the goal of treating 225 million new patients by 2025. Upjohn brings together 20 of the industry’s most trusted brands — products such as Lipitor®, Norvasc®, Lyrica® and Viagra® — with world-class medical, manufacturing and commercial expertise in more than 120 countries. Upjohn’s network of approximately 11,500 colleagues works together to be fast, focused and flexible to ensure that patients around the world access the healthcare they need.

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

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Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for our, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020, and has not yet been declared effective, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first sent to shareholders of Mylan on or about February 14, 2020 in connection with seeking approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.